February 12, 2025

CORRESPONDENCE VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE, Mail Stop 3628
Washington, D.C. 20549
Attn:     Alyssa Wall
Cara Wirth
Re: GameStop Corp.
Form 10-K for Fiscal Year Ended February 3, 2024
File No. 001-32637
Dear Ms. Wall and Ms. Wirth:
GameStop Corp. (the “Company”) respectfully submits this letter in response to the comment letter received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated January 29, 2025 (the “Comment Letter”), in relation to the above referenced Form 10-K for the fiscal year ended February 3, 2024 (the “Form 10-K”).
Below are the Company’s responses. For ease of reference, each comment contained in the Comment Letter is presented below in italics followed by the Company’s response. Capitalized terms that are not otherwise defined have the meanings ascribed to them in the Form 10-K.
Form 10-K for Fiscal Year Ended February 3, 2024
Risk Factors - Risks Related to our Investment Policy and Securities, page 11
1. We note your disclosure that "[d]epending on certain market conditions and various risk factors, Mr. Cohen or other members of the Investment Committee, each in their personal capacity or through affiliated investment vehicles, may at times invest in the same securities in which the Company invests." Please elaborate on the risks related to this aspect of your Investment Policy, including the potential conflicts of interest that may arise. If applicable, please update your related party transaction disclosure, including for any currently proposed transaction(s). Refer to Item 404 of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment to elaborate on the risks associated with the Company’s Investment Policy (as defined below).
Our Form 10-Q for the quarter ended November 2, 2024 contains existing disclosures to the effect that the Investment Committee directs the investment activity of the Company and that Mr. Cohen or other members of our Investment Committee, each in their personal capacity or through affiliated investment vehicles, may at times invest in the same securities or financial instruments in which the Company invests. We will add a risk factor in the Form 10-K for the year ended February 3, 2023 as shown in Appendix A.

February 12, 2025

In addition, we have considered Item 404 of Regulation S-K and concluded that no additional related party transaction disclosure is required at this time. Although the related party transaction analysis is a fact-specific one, we believe that there has not been or will be any transaction that would require disclosure as a related party transaction between the Company and any executive officer or member of the Board of Directors. Pursuant to Item 404(a) of Regulation S-K, “transactions with related persons” must involve the registrant and any related person that has a direct or indirect material interest in the transaction and in which the amount involved exceeds $120,000. In this case, any investment by an executive officer or a member of the Board of Directors in the same security or financial instrument as the Company should be considered separate transactions. Thus, investments in securities or financial instruments by executives officers or members of the Board of Directors on the one hand and the Company, subject to the Investment Policy, on the other, should be considered separate transactions not subject to reporting under Regulation S-K.
General.
2. We note your disclosure in your Form 10-Q for the quarter ended August 3, 2024, filed on September 10, 2024, as amended on October 25, 2024, and your Form 10-Q for the quarter ended November 2, 2024, filed on December 10, 2024, regarding your At-The-Market Equity Offering Program. You state that aggregate gross proceeds from such offerings totaled approximately $3.5 billion and you intend to use the net proceeds from such offerings “for general corporate purposes, which may include acquisitions and investments in a manner consistent with our investment policy.” However, we also note your disclosure that "[t]he Company’s investments must conform to guidelines set forth in the revised Investment Policy or be approved by either the Investment Committee, by unanimous vote, or the full Board, by majority vote." Please revise to clarify the guidelines of your Investment Policy and accordingly, the manner in which the net proceeds from your ATM Offerings may be used and/or approved for use.
Response: The Company respectfully acknowledges the Staff’s comment to clarify the guidelines of the Investment Policy and the manner the net proceeds from ATM Offerings may be used and/or approved for use.
The proceeds of the ATM Offerings will be invested in accordance with our Investment Policy adopted by the Board of Directors. The Board of Directors unanimously authorized the Investment Policy to codify the role of certain members of the Board of Directors in overseeing the Company’s investments. In accordance with the Investment Policy, the Board of Directors has delegated authority to manage the Company’s cash and portfolio of securities investments to an Investment Committee consisting of the Company’s Chairman of the Board of Directors and Chief Executive Officer, Ryan Cohen, and two independent members of the Board of Directors, together with such personnel and advisors as the Investment Committee may choose. Decisions of the Investment Committee shall be made by unanimous decision.

February 12, 2025

The overall goals of the Investment Policy are to provide sufficient liquidity to meet the day-to-day financial obligations of the Company, and to optimize investment returns. Permissible investment instruments include cash and cash equivalents (e.g. bank obligations, money market funds, and commercial paper), fixed income securities (e.g. obligations of the U.S. Treasury and U.S. Government, tax exempt obligations of states and municipalities, and corporate bonds/notes), and equity securities (limited to those listed on the New York Stock Exchange (“NYSE”), NYSE American, NYSE Arca or the Nasdaq Stock Market and in compliance with the listing standards of the applicable exchange). Individual exceptions to the Investment Policy may only be made by the unanimous agreement of the Investment Committee or, if the Investment Committee is unable to reach unanimous agreement on such exception, by the Board of Directors.
As noted in our Form 10-K filed for the fiscal year ended February 3, 2024, the investments may be concentrated in one or a few holdings. Because conventional wisdom values diversification over concentration, we will maintain a risk factor in future filings to the effect that a significant decline in the market value of one or more of our investments may not be offset by the hypothetically better performance of other investments, and that could result in a more pronounced effect on net income and shareholders’ equity, and may result in greater volatility in the fair market value of the Company’s holdings of securities from one period to another.
Additionally, as discussed above, we will add the risk factor shown in Appendix A to future filings.

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If you have any questions regarding the foregoing, please contact Erica Hogan of White & Case LLP at (212) 819-8240.
Sincerely,
/s/ Erica Hogan
CC: Mark Robinson, General Counsel and Corporate Secretary, GameStop Corp.

Appendix A
The new risk factor will read as follows:
Our failure to deal appropriately with conflicts of interest could adversely affect our businesses.
Certain of our executive officers and members of the Board of Directors engage in personal investment activities. These personal investments, done in their individual capacities or through affiliated investment vehicles, may give rise to potential conflicts or perceived conflicts between the personal financial interests of the executive officers or members of the Board of Directors and the interests of us, any of our subsidiaries or any stockholder other than such executive officers or members of the Board of Directors.
In addition, under our business priorities we will add the following:
The overall goals of the Investment Policy are to provide sufficient liquidity to meet the day-to-day financial obligations of the Company, and to optimize investment returns. Permissible investment instruments include cash and cash equivalents (e.g. bank obligations, money market funds, and commercial paper), fixed income securities (e.g. obligations of the U.S. Treasury and U.S. Government, tax exempt obligations of states and municipalities, and corporate bonds/notes), and equity securities (limited to those listed on the New York Stock Exchange (“NYSE”), NYSE American, NYSE Arca or the Nasdaq Stock Market and in compliance with the listing standards of the applicable exchange). Individual exceptions to the Investment Policy may only be made by the unanimous agreement of the Investment Committee or, if the Investment Committee is unable to reach unanimous agreement on such exception, by the Board of Directors.